Exhibit 99.1

Special Note Regarding Forward-Looking Statements

We have made statements in this report that constitute forward-looking statements. Forward-looking statements involve risks and uncertainties, such as statements about our plans, objectives, expectations, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate”, “estimate”, “plan”, “project”, “continuing”, “ongoing”, “expect”, “we believe”, “we intend”, “may”, “should”, “could” and similar expressions. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any future results, performances or achievements expressed or implied by the forward-looking statements.

Examples of forward-looking statements include:

●	projections of revenue, earnings, capital structure and other financial items;

●	statements of our plans and objectives;

●	statements regarding the capabilities and capacities of our business operations;

●	statements of expected future economic performance; and

●	assumptions underlying statements regarding us or our business.

The ultimate correctness of these forward-looking statements depends upon a number of known and unknown risks and events. Many factors could cause our actual results to differ materially from those expressed or implied in our forward-looking statements.

In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to update this forward-looking information. Nonetheless, the Company reserves the right to make such updates from time to time by press release, periodic report or other method of public disclosure without the need for specific reference to this Report. No such update shall be deemed to indicate that other statements not addressed by such update remain correct or create an obligation to provide any other updates.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of the Company’s financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements included elsewhere in this report. In this report, the terms “we”, “the Company” and “our” refer to Lianluo Smart Limited, a British Virgin Islands company (“Lianluo Smart”), Beijing Dehaier Medical Technology Company Limited (“BDL”), and Lianluo Connection Medical Wearable Device Technology (Beijing) Co., Ltd. (“LCL”), our operating subsidiaries in the People’s Republic of China. This discussion contains forward-looking statements that involve risks and uncertainties. Actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors.

This section should be read together with the unaudited condensed consolidated financial statements attached as an exhibit to this report on Form 6-K.

Overview

Business Overview

The Company currently focuses on the development, production and marketing of our sleep respiratory analysis system and cardiopulmonary resuscitation (“CPR”) device.

The Company develops and distributes medical devices, focusing primarily on sleep respiratory solutions to Obstructive Sleep Apnea Syndrome (“OSAS”) since 2010. It provides users with medical grade detection and monitoring, long-distance treatment and integration solution of professional rehabilitation. The Company now has professional and advanced collection and big-data analytic technology, which can effectively collect and analyze user data, and provide chronic and high-risk patients with long-distance treatment and professional rehabilitation.

Starting from fiscal 2018, the Company has been providing examination service to hospitals and medical centers through our proprietary medical wearable device. Doctors could refer to examination result provided by the device in making diagnosis regarding OSAS. We have established cooperation with a number of China’s large medical check-up centers, such as Meinian Hospital, Ciming Hospital to reach and serve their clients. The spread of COVID-19 has caused all hospitals and check-up centers that we have business relationships with to suspend business in February 2020 and, as a result, restricted our rendering of service. Since March 2020, these hospitals and check-up centers have gradually resumed operations and our service has been gradually recovering as well.

We design, develop and market our own branded medical products and medical components as follows:

●	Abdominal pressure cardiopulmonary resuscitation instrument.

●	Sleep Apnea Diagnostic Products. We have developed two types of screening and diagnosis OSAS products which are portable sleep respiratory recording devices that can be used in a healthcare facility or in a patient’s home to assist physicians in determining whether the patient has obstructive sleep apnea.

Recent Business Developments

[1] COVID-19

The ongoing coronavirus pandemic first identified in China has spread throughout the world and may have a material adverse effect on our business. All of our operating subsidiaries are located in China, and substantially all of our employees and all of our customers and suppliers are located in China. From January to February 2020, our service revenue plunged, as the number of patient users decreased sharply; and our revenue from the sale of products also dropped, because our distributors and sales personnel were trapped at home and our contract manufacturers shut down production during this period. As of the date hereof, we have resumed operations but at below normal levels. Medical check-up centers and hospitals in China that we have business relationships with have gradually resumed operations since March 2020, including the medical check-up centers in Wuhan that focus on physical examinations.

The coronavirus pandemic has a limited adverse impact on our operating results for the first six months of 2020, compared to that for the same period of 2019, but may materially adversely impact our results of operations for the fiscal year ending December 31, 2020, depending on COVID-19’s future developments and actions taken to contain it. Our total revenue increased by 40% from $242,213 for the six months ended June 30, 2019 to $339,175 for the six months ended June 30, 2020, mainly due to an increase of $171,694 in product sales, partially offset by a decrease in service revenue from the provision of OSAS diagnostic services of $74,732, as COVID-19 caused patient users to decrease in the hospitals and medicals centers we cooperate with.

[2] Management Changes

On April 1, 2020, Mr. Ping Chen resigned from his positions as Chief Executive Officer and director of the Company. Mr. Chen’s resignation was not a result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices. On the same date, Mr. Zhitao He was appointed as Chief Executive Officer of the Company. Mr. He has served as chairman of the board of directors of the Company since October 2016. On the same date, the Company’s Interim Chief Financial Officer, Ms. Yingmei Yang, was appointed as a director to fill the vacancy created by Mr. Chen’s resignation.

On April 24, 2020, Mr. Xiaogang Tong resigned from his positions as an independent director and member of each committee of the Board of Directors of the Company. Mr. Tong’s resignation was not a result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices. On the same date, the Board of Directors of the Company appointed Mr. Fuya Zheng as a director, member of each of Audit Committee, Compensation Committee and Nominating Committee and Chair of Audit Committee of the Company.

On August 12, 2020, Mr. Zhitao He resigned from his positions as Chief Executive Officer and director of the Company. Mr. He’s resignation was not a result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices. On August 25, 2020, Mr. Bin Lin was appointed as Chief Executive Officer, a director and Chairman of the Company.

[3] Disposition of BDL

On August 13, 2020, Lianluo Connection entered into a Share Transfer Agreement (the “Agreement”) with China Mine United Investment Group Co., Ltd. (“China Mine”), pursuant to which Lianluo Connection transfers its 100% equity interests in its wholly-owned PRC subsidiary BDL to China Mine for cash consideration of RMB 0. In exchange for all of the equity interests in BDL, China Mine agrees to assume all liabilities of BDL.

Results of Operations

Overview

Our Company’s business is largely divided into two divisions: (i) sale of medical products such as CPR instruments; (ii) mobile medicine, primarily providing wearable sleep respiratory solution for OSAS.

For the six months ended June 30, 2020 and 2019, our total revenues amounted to $339,175 and $242,213, respectively. For the first half year of 2020, the revenue of CPR increased mainly due to an order from one of our major customers. The revenue of OSAS diagnostic services decreased due to the spread of COVID-19, as patient users in the hospitals and physical examination centers we cooperate with decreased.

We continued to redirect our operations from unprofitable sales of medical products to mobile medicine that focuses on marketing and expanding OSAS diagnosis services in hospitals and physical examination centers. We believe these changes are crucial to improve our competitive advantages in the industry in the future. By reducing our reliance on our less profitable medical devices distribution business, we are able to leverage our resources to develop smart health products and services, which we see as a positive development and focus for the future of our Company. Our long-term goal is to gradually decrease our products sale business and focus instead on developing a mobile health operation platform.

We have continued to establish relationships with pilot hospitals to deliver our wearable solutions and products for OSAS, driving the market growth in the hospitals in the regions where the pilot hospitals are located, which helped to push forward our strategic market expansion for public hospitals. So far, wearable diagnosis and analysis systems for OSAS have been successfully delivered to major hospitals throughout China. We aim to intensify usage of our system in those hospitals and other institutions where we have already successfully launched. Our target is to gradually promote our business from sleep centers, respiratory departments, and Ear/Nose/Throat (E.N.T.) departments to other hospital departments with strong demand for sleep monitoring including those accommodating patients seeking care (inpatient and outpatient) for key chronic diseases, such as hypertension, heart disease, diabetes and strokes.

We have also targeted the private physical examination centers market. Our wearable OSAS diagnosis and analysis system has been successively launched in Ciming Aoya Hospital and Sonqao Health Checkup Institution. The number of customers for sleep diagnostic services has been stable and we are making efforts to improve the market acceptance of our products and services.

In addition, we are exploring the feasibility of cooperating with commercial health insurance companies in the development of sleep respiratory solutions. In the long run, we expect to work with insurance companies to launch health insurance program providing OSAS diagnosis and analysis for their covered customers. We will continue to focus on sleep health with our OSAS solution system, aiming to become a leading domestic product and service provider in this market.

Six Months Ended June 30, 2020 Compared to Six Months Ended June 30, 2019

We believe that historical period-to-period comparisons of operating results should not be relied upon as indicative of future performance.

(In U.S. dollars)	For Six Months Ended
	June 30,
	2020	2019

Revenues	$339,175	$242,213
Costs of revenue	(580,572)	(418,227)
Gross loss	(241,397)	(176,014)

Selling expenses	(43,725)	(556,213)
General and administrative expenses	(1,200,494)	(1,753,718)
Provision for doubtful accounts	(28,963)	(43,873)

Operating loss	(1,514,579)	(2,529,818)

Financial expenses	(570)	(7,911)
Other income	-	21,682
Other expense	(24,021)	(18,044)
Unrealized gain (loss) on securities	143,478	(678,304)
Change in fair value of warrants liability	(300,304)	(99,820)
Loss before provision for income tax	$(1,695,996)	$(3,312,215)

Revenues

Our total revenue increased by 40% from $242,213 for the six months ended June 30, 2019 to $339,175 for the six months ended June 30, 2020, mainly due to the increase of $171,694 in revenue from product sales, partially offset by the decrease in service revenue from the provision of OSAS diagnostic services of $74,732. In the first half of 2020, our revenue from sale of medical equipment and provision of technical services in relation to OSAS was $312,966 and $26,209, respectively, compared to $141,272 and $100,941 for the same period last year. The revenue of CPR increased mainly due to an order from one of our major customers. The revenue of OSAS diagnostic services decreased due to the spread of COVID-19, as patient users in the hospitals and physical examination centers we cooperate with decreased.

Costs of Revenue

Cost of revenues primarily includes costs of our finished goods, parts for assembly, wages, handling charges, depreciation on our productive plant and equipment, and other expenses associated with the distribution of product. Our costs of revenue increased by 39% from $418,227 for the six months ended June 30, 2019 to $580,572 for the six months ended June 30, 2020. The increase in cost of revenues was generally in line with the increase of revenues.

Gross Loss

Our gross loss was $176,014, or 73% of our total revenue for the six months ended June 30, 2019 while our gross loss is $241,397, or 71% of our total revenue in the same period of 2020. We incurred significant amounts of relatively fixed costs of revenues, in particular depreciation of our long-lived assets related to our product and service revenues in 2020 and 2019, resulting in a high gross loss both in dollar terms and percentage terms.

Selling Expenses

Our selling expenses consist primarily of salaries and related expenses for personnel engaged in sales, marketing and customer support functions, and costs associated with advertising and other marketing activities, and depreciation expenses related to equipment used for sales and marketing activities.

Our selling expenses decreased by 92% from $556,213 for the six months ended June 30, 2019 to $43,725 for the six months ended June 30, 2020. The decrease in selling expenses was mainly due to dismissal of sales personnel and reducing participation in medical device exhibitions due to COVID-19.

General and Administrative Expenses

General and administrative expenses primarily consist of salaries and benefits and related costs for our administrative personnel and management, stock-based compensation and expenses associated with registration of patent and intellectual property rights in China, fees and expenses of our outside advisers, including legal, audit and patent registration expenses, other expenses associated with our administrative offices, and the depreciation of equipment used for administrative purposes.

Our general and administration expenses decreased by 32% from $1,753,718 for the six months ended June 30, 2019 to $1,200,494 for the six months ended June 30, 2020. The decrease was mainly due to the reduction of headcount in 2020 and resulting in reduced expenses, which decreased from $1,044,919 in the six months ended June 30, 2019 to $635,643 in the same period of 2020. In addition, the company's rent and property expenses also decreased from $188,558 for the six months ended June 30, 2019 to $55,144 for the same period of 2020 after termination of some lease agreements.

Provision for Doubtful Accounts

Our provision for doubtful accounts decreased by 34% from the amount of $43,873 for the six months ended June 30, 2019 to $28,963 for the six months ended June 30, 2020. A reserve for doubtful accounts on our receivable, if required, is based on a combination of historical experience, aging analysis, and an evaluation of the collectability of specific accounts. Management considers that receivables over 1 year to be past due. Accounts receivable balances are charged off against the reserve after all means of collection have been exhausted and the potential for recovery is considered remote.

Operating Loss

As a result of the foregoing, we incurred an operating loss of $1,514,579 in the six months ended June 30, 2020, compared to an operating loss of $2,529,818 in the same period of 2019, representing a decrease of 40%.

Unrealized Gain (Loss) on Securities

Equity investments with readily determinable fair values are measured at fair value. We had an unrealized gain of $143,478 for the six months ended June 30, 2020, due to the rise of the share price of our marketable investments, compared to an unrealized loss of $678,304 as a result of the fall of the share price of those investments in the same period of 2019.

Change in Fair Value of Warrants Liability

For the six months ended June 30, 2019, the loss related to changes in the fair value of warrants liability was $99,820, compared to a loss of $300,304 for the six months ended June 30, 2020, relating to the warrants issued to our major shareholder, Hangzhou Lianluo Interactive Information Technology Co., Ltd. (“HLI”) in 2016. The warrants, together with restricted common shares, were issued pursuant to a securities purchase agreement with HLI in August 2016.

Taxation

We incurred operating losses in the six months ended June 30, 2020 and 2019, and thus, had no income tax expenses.

Net Loss and Net Loss Attributable to Lianluo Smart Limited

As a result of the foregoing, we had net loss and net loss attributable to the Company of $1,695,996 for the six months ended June 30, 2020, compared to $3,312,215 in the same period of 2019.

Liquidity and Capital Resources

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business.

We have suffered a net loss of $1.70 million and used $1.66 million of cash in operation activities for the six months ended June 30, 2020. This condition has raised substantial doubt about our ability to continue as a going concern. The ability to continue as a going concern is dependent upon our profit generating operations in the future and/or obtaining the necessary financing to meet our obligations and repay our liabilities arising from normal business operations when they become due.

Our principal sources of liquidity have been proceeds from issuances of equity securities and loans from related parties. We had a working capital of $4.64 million as of June 30, 2020. In February and March 2020, we obtained approximately $7.2 million from equity financings, net of placement agent’s commissions and other expenses. Considering the equity financings and our cost cutting activities, we believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements for the next 12 months.

On January 30, 2020, the World Health Organization (“WHO”) declared a public health emergency of international concern, because of a new strain of coronavirus surfacing in Wuhan, China (the “COVID-19 outbreak”) and the risks to the international community as the virus spreads globally. In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally. Our service was suspended due to restrictions and hospital closures except for essential services in February 2020 and recovered gradually since March 2020 as hospitals gradually resumed business. The outbreak of COVID-19 and the business downturn since 2019 have had an adverse effect on our operations. The full impact of the COVID-19 outbreak continues to evolve as of the date of this report. Other factors that will affect our ability to continue operations such as the market demand for our products and services and our ability to service the needs of our customers with a reduced workforce.

These consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should we be unable to continue as going concern.

As of June 30, 2020, we had $6.40 million in cash and cash equivalents. As of December 31, 2019, we had $0.02 million in cash and cash equivalents.

The following table presents a summary of our cash flows and beginning and ending cash balances for the six months ended June 30, 2020 and 2019:

(In U.S. dollars)	For Six Months Ended June 30,
	2020	2019

Net cash used in operating activities	$(1,662,688)	$(1,042,599)
Net cash used in investing activities	-	(68,698)
Net cash provided by financing activities	8,035,146	818,500
Effect of exchange rate fluctuations on cash and cash equivalents	1,196	(130,964)
Net increase in cash and cash equivalents	6,373,654	(423,761)
Cash and cash equivalents at beginning of period	22,834	477,309
Cash and cash equivalents at end of period	$6,396,488	$53,548

Cash Flows from Operating Activities

Net cash used in operating activities was $1,662,688 for the six months ended June 30, 2020, as compared to $1,042,599 for the same period in 2019. The reason for this increase in cash outflows is mainly due to an increase in accrued expenses and other current liabilities.

Cash Flows from Investing Activities

Net cash used in investing activities for the six months ended June 30, 2020 was nil, compared to $68,698 for the same period of 2019. The cash used in investing activities in the six months ended June 30, 2019 was mainly attributable to the loans of $85,000 to a related party, Digital Grid (Hong Kong) Technology Co. Ltd (“Digital Grid”).

Cash Flows from Financing Activities

Net cash provided by financing activities for the six months ended June 30, 2020 was $8,035,146, which was a result of obtaining approximately $7.2 million from equity financings and short-term loans of $0.84 million from Mr. Ping Chen. Net cash provided by financing activities for the six months ended June 30, 2019 was $818,500, which was a result of obtaining short-term loans of $728,500 from HLI and $90,000 from a related party, Digital Grid for twelve months.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.